Exhibit (d)(3)

SECOND AMENDING AGREEMENT

THIS SECOND AMENDING AGREEMENT is made as of July 12, 2021,

BETWEEN:	11172239 CANADA INC., a corporation incorporated under the federal laws of Canada; (the “Purchaser”)
AND:	G. LAMONDE INVESTISSEMENTS FINANCIERS INC., a corporation incorporated under the laws of the province of Quebec; (the “Purchaser Parent”)
AND:	EXFO INC., a corporation incorporated under the federal laws of Canada; (the “Corporation”).

WHEREAS the Purchaser, the Purchaser Parent and the Corporation entered into an arrangement agreement dated June 7, 2021, as amended by an Amending Agreement dated as of July 6, 2021 (the “Arrangement Agreement”), pursuant to which, among other things, the Purchaser has agreed, subject to the satisfaction or waiver of the closing conditions set out therein, to acquire all of the issued and outstanding subordinate voting shares of the Corporation (the “Subordinate Voting Shares”) other than those Subordinate Voting Shares owned or beneficially controlled by the Purchaser, the Rolling Shareholder (assuming an agreement is reached between the Purchaser or any of its affiliates and the Rolling Shareholder prior to the filing of the Articles of Arrangement such that the Rolling Shareholder will, effective upon Closing, become a shareholder of the Purchaser) or any of their affiliates;

AND WHEREAS the Parties wish to further amend the Arrangement Agreement as set forth herein;

NOW THEREFORE, in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties agree as follows:

1	Capitalized terms used herein and not otherwise defined shall have the meanings given to them in the Arrangement Agreement.

2
The Parties agree to amend Section 4.1(5) of the Plan of Arrangement attached as Schedule A to the Arrangement Agreement by deleting the words “third anniversary” and replacing such words by “sixth anniversary”.

3	The Parties agree to amend the Plan of Arrangement attached as Schedule A to the Arrangement Agreement by deleting Section 4.2 in its entirety and replacing it with the following:

Section 4.2	Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more Subordinate Voting Shares that were transferred pursuant to Section 2.3 shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed and who was listed immediately prior to the Effective Time as the registered holder thereof on the share register maintained by or on behalf of the Corporation, the Depositary shall issue in exchange for such lost, stolen or destroyed certificate, a cheque (or other form of immediately available funds) representing the cash amount to which such holder is entitled to receive for such Subordinate Voting Shares under this Plan of Arrangement in accordance with such holder’s Letter of Transmittal. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the Person to whom such cash is to be delivered shall, as a condition precedent to the delivery of such cash, give a bond satisfactory to the Purchaser and the Depositary (each acting reasonably) in such sum as the Purchaser may direct, or otherwise indemnify the Corporation, the Purchaser and the Depositary in a manner satisfactory to the Corporation, the Purchaser and the Depositary (each acting reasonably) against any claim that may be made against the Corporation, the Purchaser or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed.

4
Except for the foregoing amendments, the Parties acknowledge and confirm that the Arrangement Agreement shall remain in full force and effect, unamended, and, upon the execution of this Second Amending Agreement, the Arrangement Agreement and this Second Amending Agreement shall be deemed to constitute the entire Arrangement Agreement.

5	In the event of any inconsistency between the terms of this Second Amending Agreement and the terms of the Arrangement Agreement, the provisions of this Second Amending Agreement shall prevail.

6
This Second Amending Agreement becomes effective only when executed by the Corporation, the Purchaser and the Purchaser Parent. After that time, it will be binding upon and enure to the benefit of the Corporation, the Purchaser, the Purchaser Parent and their respective successors and permitted assigns.

7
Neither this Second Amending Agreement nor any of the rights or obligations under this Second Amending Agreement are assignable or transferable by any Party without the prior written consent of the other Parties, except that the Purchaser may assign all or any portion of its rights and obligations under this Second Amending Agreement to any of its affiliates, but none of any such assignments shall (i) relieve the Purchaser of its obligations hereunder, (ii) impair, delay or prevent the satisfaction of any other conditions set forth in this Second Amending Agreement, or (iii) impair, delay or prevent the consummation of the transactions contemplated by the Arrangement Agreement.

8
If any provision of this Second Amending Agreement is determined to be illegal, invalid or unenforceable by an arbitrator or any court of competent jurisdiction, that provision will be severed from this Second Amending Agreement and the remaining provisions shall remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Second Amending Agreement so as to effect the original intent of the Parties.

9	This Second Amending Agreement will be governed by, interpreted and enforced in accordance with the Laws of the Province of Québec and the federal Laws of Canada applicable therein.

10
Each Party irrevocably attorns and submits to the non-exclusive jurisdiction of the Québec courts situated in the City of Montreal and waives objection to the venue of any proceeding in such court or that such court provides an inconvenient forum.

11
The Parties expressly acknowledge that they have requested that this Second Amending Agreement be drafted in the English language only. Les parties aux présentes reconnaissent avoir exigé que la présente entente soit rédigé en anglais seulement.

12
This Second Amending Agreement may be executed in any number of counterparts (including counterparts by facsimile) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Second Amending Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

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IN WITNESS WHEREOF the Parties have executed this Second Amending Agreement.

11172239 CANADA INC.

Per:	/s/ Germain Lamonde
Name: Germain Lamonde
Title: President

EXFO INC.

Per:	/s/ Benoit Ringuette
Name: Benoit Ringuette
Title: General Counsel and Corporate Secretary

Per:	/s/ Pierre Plamondon
Name: Pierre Plamondon
Title: Chief Financial Officer

G. LAMONDE INVESTISSEMENTS FINANCIERS INC.

Per:	/s/ Germain Lamonde
Name: Germain Lamonde
Title: President